SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRASIL TELECOM S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

(Names of Filing Persons (Offerors))

Common Shares, without par value	N/A
(Title of classes of securities)	(CUSIP number of common shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

OI CONCLUDES ACQUISITION OF CONTROL OF BRASIL TELECOM

Rio de Janeiro, January 9, 2009 – Oi has concluded the acquisition of indirect control of Brasil Telecom. Oi paid approximately R$5.3 billion for shares representing control of Brasil Telecom. In addition, Oi incurred debt of approximately R$1 billion of Invitel, the previous holder of the controlling shares of Brasil Telecom, in this transaction. With this acquisition, Oi has an ambitious goal: to become the best and largest service company in Brazil.

Following the consummation of this transaction, Oi will manage Brasil Telecom, creating a Brazilian telecommunications platform with strong growth prospects and with the structure to compete on a more equal level to compete with foreign groups operating in Brazil.

This acquisition is expected to increase competition and benefit consumers, making possible the reduction of fees and prices in the medium term, the expansion of the range of services and the improvement of the quality of services, among many other positive effects. Together, Oi and Brasil Telecom have approximately 53 million clients, of which 22 million are fixed-line clients, 27 million are mobile phone clients, 3.7 million are broadband clients and 60 thousand are pay TV clients.

Following this acquisition of control of Brasil Telecom, Oi will commence the procedures to conduct public offers for the purchase of shares from the minority shareholders of Brasil Telecom Participações S.A. and Brasil Telecom S.A. (the “Tender Offers”), as required by Brazilian law. Within the next 30 days, Oi will request the registration of the Tender Offers with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

More Information:

Corporate Communication

Phone: +55 21 3131 1502/1147/1439/1603

Additional Information and Where to Find It:

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil Telecom Participações S.A (“Brasil Telecom Holding”) or Brasil Telecom S.A. (“Brasil Telecom”). The proposed tender offers for the outstanding common shares of Brasil Telecom Holding and Brasil Telecom described in this press release have not commenced.

Any offer to purchase or the solicitation of an offer to sell common shares of Brasil Telecom Holding or Brasil Telecom will be made only pursuant to offers to purchase and related materials that Telemar Norte Leste S.A. (“Oi”) intends to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers. Oi urges shareholders who are eligible to participate in any of these tender offers to carefully read the offers to purchase and related materials relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.

Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the common shares of Brasil Telecom Holding and Brasil Telecom, or (2) any other tender offer materials related to the offers for the common shares of Brasil Telecom Holding and Brasil Telecom, shareholders of Brasil Telecom Holding and Brasil Telecom will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from Oi.

Special Note Regarding Forward-Looking Statements:

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Oi, Brasil Telecom Holding and Brasil Telecom, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.